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                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC.

                                   FORM 12B-25

                                             Commission File Number: 1-11013
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                                             Cusip Number: 847487204
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                           NOTIFICATION OF LATE FILING



(Check One):      (X) Form 10-K         ( ) Form 11-K       ( ) Form 10-F         ( ) Form 10-Q
                  ( ) Form N-SAR

For Period Ended: December 31, 1997

( ) Transition Report on Form 10-K          ( ) Transition Report on Form 10-Q
( ) Transition Report on Form 20-K          ( ) Transition Report on Form N-SAR
( ) Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Specialty Chemical Resources, Inc.

Former name if applicable

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Address of principal executive office (Street and number): 9055 S. Freeway Drive

City, State and Zip Code: Macedonia, Ohio 44056



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                                     PART II
                             RULE 12B-25 (B) AND (C)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on For 10-K, 20-F, 11- K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

(X)      (c) The accountant's statement or other exhibit required by Rule 12b-25
         (c) has been attached if applicable.




                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reason why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant's Form 10-K could not be filed within the prescribed time period because not all audit procedures have been completed due to the time frame required to complete an independent outside valuation for certain potentially impaired assets. Not all the valuation documentation has been available in order to complete the audit.












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                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification:

             David F. Spink, Chief Financial Officer, 330 467-4195

         (2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                (X) Yes   ( ) No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                (X) Yes   ( ) No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           The Company expects to report a loss for the fiscal
                  year ended December 31, 1997. This loss will reflect the results of operations previously reported with respect to the first three quarters of the 1997 fiscal year, in addition to operating losses realized during the fourth quarter of the year. Additionally, the loss reported by the Company for the 1997 fiscal year will include non-cash charges to earnings associated with a write down of certain impaired assets in accordance with Financial Accounting Standard No. 121. The Company expects to release results for 1997 within the 15 day extension period.




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                       SPECIALTY CHEMICAL RESOURCES, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: March 31, 1998   By:   /s/ David F. Spink
                             --------------------------------------------
                             David F. Spink
                             Chief Financial Officer



Specialty Chemical Resources, Inc.
9055 S. Freeway Drive
Macedonia, Ohio   44056

Dear Gentlemen:

                  Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Specialty Chemical Resources, Inc. on or about April 1, 1998, which contains notification of the registrant's inability to file its Form 10-K by March 31, 1998. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the three-year period ended December 31, 1997, to be included in Form 10-K.


                                           Very truly yours,



                                           Grant Thornton LLP

March 31, 1998
Cleveland, Ohio